Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

NOVEMBER 30, 2021 AND 2020

(Expressed in Canadian Dollars unless otherwise stated)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of GoldMining Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of GoldMining Inc. and its subsidiaries (together, the Company) as of November 30, 2021 and 2020, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
February 28, 2022
We have served as the Company's auditor since 2019.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

GoldMining Inc. Consolidated Statements of Financial Position As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

		As at November 30,	As at November 30,
	Notes	2021	2020
		($)	($)
Assets
Current assets
Cash and cash equivalents	7	11,658,308	9,193,089
Restricted cash		-	350,000
Other receivables		40,096	62,966
Prepaid expenses and deposits		528,804	415,987
Short-term investment		50,000	100,000
		12,277,208	10,122,042
Non-current assets
Reclamation deposits		523,816	553,816
Land, property and equipment	5	1,789,544	1,790,650
Exploration and evaluation assets	6	54,475,285	55,885,728
Investment in joint venture		999,396	1,073,514
Investment in GRC	4	130,090,220	-
		200,155,469	69,425,750

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	991,913	2,573,937
Due to joint venture		24,809	26,621
Due to related parties	16	20,793	30,013
Lease liabilities		54,453	76,103
Short-term credit facility		-	350,000
Margin loan payable	9	12,481,648	-
		13,573,616	3,056,674
Non-Current Liabilities
Lease liabilities		69,767	6,039
Government loan		40,000	40,000
Rehabilitation provisions	10	899,829	815,828
Deferred tax liability	15	9,867,859	-
		24,451,071	3,918,541

Equity
Issued capital	11	131,082,494	128,181,627
Reserves	11	10,106,552	9,102,695
Retained earnings (deficit)		41,183,972	(59,934,831)
Accumulated other comprehensive loss		(6,668,620)	(13,046,696)
Total equity attributable to shareholders of the Company		175,704,398	64,302,795
Non-controlling interests	12	-	1,204,414
		175,704,398	65,507,209
		200,155,469	69,425,750

Commitments (Note 18)

Subsequent events (Note 19)

Approved and authorized for issue by the Board of Directors on February 28, 2022.

/s/ "David Kong"	/s/ "Pat Obara"
David Kong Director	Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Comprehensive Income (Loss) As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

		For the year
		ended November 30,
	Notes	2021	2020
		($)	($)
Expenses
Consulting fees		264,569	597,100
Depreciation	5	185,623	275,163
Directors' fees, salaries and benefits	16	1,103,516	1,190,218
Exploration expenses	6	2,412,997	1,669,212
General and administrative		2,881,931	3,134,111
Professional fees		2,166,002	1,377,920
Share-based compensation	11,12	3,013,479	2,624,526
Share of loss on investment in joint venture		1,142	5,063
Gains on remeasurement of investment in GRC	4	(123,652,731)	-
Share of loss in associate	4	2,930,523	-
		(108,692,949)	10,873,313
Operating income (loss)		108,692,949	(10,873,313)

Other items
Interest income		7,561	73,646
Accretion of rehabilitation provisions	10	(3,735)	(13,190)
Financing costs	9	(145,687)	(2,807)
Write-off of exploration and evaluation assets	6	-	(10,091)
Gain on settlement of litigation	6	760,436	-
Gain on disposal of equipment	5	-	10,391
Net foreign exchange loss		(115,973)	(272,279)
Net income (loss) for the year before taxes		109,195,551	(11,087,643)
Deferred income tax expense	15	(9,011,367)	-
Net income (loss) for the year		100,184,184	(11,087,643)

Attributable to:
Shareholders of the Company		100,355,240	(11,087,643)
Non-controlling interests	12	(171,056)	-
Net income (loss) for the year		100,184,184	(11,087,643)

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net income or loss:
Unrealized gain (loss) on short-term investments		(50,000)	50,000
Unrealized gain on investment in GRC	4	9,257,320	-
Deferred tax expense on investment in GRC		(1,249,738)	-
Item that may be reclassified subsequently to net income or loss:			-
Foreign currency adjustment reclassified to net income		857,238	-
Foreign currency translation adjustments		(2,436,744)	(4,530,867)
Total comprehensive income (loss) for the year		106,562,260	(15,568,510)

Attributable to:
Shareholders of the Company		106,733,316	(15,568,510)
Non-controlling interests	12	(171,056)	-
Total comprehensive income (loss) for the year		106,562,260	(15,568,510)

Basic income (loss) per share	11	0.67	(0.08)
Diluted income (loss) per share	11	0.66	(0.08)

Weighted average number of shares outstanding
Basic		149,407,112	146,046,711
Diluted		152,509,190	146,046,711

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Changes in Equity As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

						Accumulated	Attributable
					Retained	Other	to Shareholders
		Number of	Issued		Earnings	Comprehensive	of the	Non-
	Notes	Shares	Capital	Reserves	(Deficit)	Loss	Company	controlling	Total
			$	$	$	$	$	Interests	$
Balance at November 30, 2019		138,902,965	115,499,094	9,939,966	(51,227,491)	(8,565,829)	65,645,740	-	65,645,740
Options exercise	11	4,342,064	7,019,064	(2,388,416)	-	-	4,630,648	-	4,630,648
Restricted share rights vested	11	226,198	270,815	(270,815)	-	-	-	-	-
Warrants exercise	11	3,771,986	3,631,554	(802,566)	-	-	2,828,988	-	2,828,988
Issued capital pursuant to acquisiton of:
Exploration and evaluation assets	6	1,455,978	1,761,100	-	-	-	1,761,100	-	1,761,100
Gold Royalty subscription receipts		-	-	-	2,380,303	-	2,380,303	1,204,414	3,584,717
Share-based compensation	11	-	-	2,624,526	-	-	2,624,526	-	2,624,526
Other comprehensive loss		-	-	-	-	(4,480,867)	(4,480,867)	-	(4,480,867)
Net loss for the year		-	-	-	(11,087,643)	-	(11,087,643)	-	(11,087,643)
Balance at November 30, 2020		148,699,191	128,181,627	9,102,695	(59,934,831)	(13,046,696)	64,302,795	1,204,414	65,507,209
Options exercise	11	1,181,656	1,883,321	(751,727)	-	-	1,131,594	-	1,131,594
Restricted share rights vested	11	36,540	105,190	(105,190)	-	-	-	-	-
Issued capital pursuant to:							-	-	-
Settlement of litigation	6	324,723	526,051	-	-	-	526,051	-	526,051
Issuance cost		-	(6,941)	-	-	-	(6,941)	-	(6,941)
Gold Royalty private placement	11	-	-	-	84,592	-	84,592	52,836	137,428
Gold Royalty restricted shares	11	-	-	-	(402,112)	-	(402,112)	402,112	-
Share-based compensation	11,12	-	-	1,860,774	1,081,083	-	2,941,857	71,622	3,013,479
Initial recognition of deferred tax benefits of share issuance costs	4	-	393,246	-	-	-	393,246	-	393,246
Other comprehensive income	4	-	-	-	-	6,378,076	6,378,076	-	6,378,076
Net income for the year		-	-	-	100,355,240	-	100,355,240	(171,056)	100,184,184
Deconsolidation of the non-controlling interests	4,12	-	-	-	-	-	-	(1,559,928)	(1,559,928)
Balance at November 30, 2021		150,242,110	131,082,494	10,106,552	41,183,972	(6,668,620)	175,704,398	-	175,704,398

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Cash Flows As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

	For the year
	ended November 30,
	2021	2020
	($)	($)
Operating activities
Net income (loss) for the year	100,184,184	(11,087,643)
Adjustments for items not involving cash:
Depreciation	185,623	275,163
Accretion	3,735	13,190
Financing costs	145,687	2,807
Equity losses of joint venture	1,142	5,063
Share-based compensation	3,013,479	2,624,526
Write-off of exploration and evaluation assets	-	10,091
Gain on remeasurement of investment in GRC	(123,652,731)	-
Share of loss in associate	2,930,523	-
Deferred income tax expense	9,011,367	-
Gain on settlement of litigation	(760,436)	-
Gain on disposal of equipment	-	(10,391)
Net unrealized foreign exchange loss	380,029	226,653
Net changes in non-cash working capital items:
Other receivables	(5,878)	7,844
Prepaid expenses and deposits	(553,182)	(253,710)
Accounts payable and accrued liabilities	1,209,501	712,831
Due to related parties	(9,220)	(113,945)
Cash used in operating activities	(7,916,177)	(7,587,521)

Investing activities
Investment in exploration and evaluation assets	(48,510)	(918,669)
Investment in royalty	(230,614)	-
Investment in joint venture	-	-
Purchase of equipment	(7,787)	(36,397)
Proceeds on disposal of equipment	-	10,391
Deconsolidation of cash held in GRC	(2,480,709)	-
Reclamation deposit	30,000	-
Restricted cash refund (deposit)	350,000	(350,000)
Cash used in investing activities	(2,387,620)	(1,294,675)

Financing activities
Proceeds from shares and warrants issued	1,131,594	7,459,636
Payment of lease liabilities	(114,213)	(101,922)
Proceeds from government loan	-	40,000
Net proceeds from margin loan	11,965,616	-
Proceeds from (repayment of) short-term credit facility	(350,000)	350,000
Proceeds from GRC private placement	137,428	3,584,717
Interest paid on short-term credit facility	(4,907)	-
Cash generated from financing activities	12,765,518	11,332,431

Effect of exchange rate changes on cash	3,498	264,969

Net increase in cash and cash equivalents	2,465,219	2,715,204
Cash and cash equivalents
Beginning of year	9,193,089	6,477,885
End of year	11,658,308	9,193,089

The accompanying notes are an integral part of these Consolidated Financial Statements

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

1.	Corporate Information

GoldMining Inc. is a corporation organized under the laws of British Columbia and was incorporated in the Province of British Columbia, Canada, on September 9, 2009. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada, Peru and other regions of the Americas.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on NYSE American (the "NYSE") under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR". The head office and principal address of the Company is located at Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

2.	Basis of Preparation

2.1         Statement of compliance

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").  They were authorised for issue by the Company's Board of Directors on February 28, 2022.

2.2         Basis of presentation

The Company's consolidated financial statements have been prepared on a historical cost basis. The Company's consolidated financial statements and those of its controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), which is the Company's reporting currency, and all values are rounded to the nearest dollar except where otherwise indicated.

2.3         Basis of consolidation

The consolidated financial statements include the financial statements of GoldMining Inc. and the entities it controls. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive loss from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where the Company's interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests ("NCI").

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

Subsidiaries

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. At November 30, 2021, the Company's principal operating subsidiaries are as follows:

Subsidiary	Place of Incorporation	Ownership Percentage (%)
1818403 Alberta Ltd.	Alberta, Canada	100
507140 N.W.T. Ltd.	Northwest Territories, Canada	100
Bellhaven Copper and Gold Inc.	British Columbia, Canada	100
Bellhaven Exploraciones Inc. Sucursal Colombia	Colombia	100
Blue Rock Mining S.A.C.	Peru	100
Brasil Desenvolvimentos Minerais Ltda.	Brazil	100
Brazilian Gold Corporation	British Columbia, Canada	100
Brazilian Resources Mineração Ltda.	Brazil	100
BRI Alaska Corp.	United States	100
BRI Mineração Ltda.	Brazil	100
GoldMining Exploraciones S.A.S.	Colombia	100
GMI Idaho Corp.	United States	100
Mineração Regent Brasil Ltda.	Brazil	100
Sunward Resources Sucursal Columbia	Colombia	100

Non-controlling interests

Non-controlling interest in the Company's less than wholly owned subsidiary is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling entity's contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest's share of changes to the subsidiary's equity.

Changes in the Company's ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interest is adjusted to reflect the change in the non-controlling interest's relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non-controlling interests and the Company's share of proceeds received and/or consideration paid is recognized directly in equity and attributed to shareholders of the Company.

3.	Summary of Significant Accounting Policies

Foreign currencies

The reporting currency of the Company and its subsidiaries is the Canadian dollar ("$" or "dollars"). The functional currency of the Company and its subsidiaries in Canada is the Canadian dollar and the functional currency of its subsidiaries in Brazil is the Brazilian Real ("R$") and its subsidiaries in the United States, Paraguay, Colombia and Peru is the United States dollar ("US$"). Foreign operations are translated into Canadian dollars using period end exchange rates as to assets and liabilities and average exchange rates as to income and expenses. All resulting exchange differences are recognized in other comprehensive income (loss).

Investment in joint venture

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Company's investment in its joint venture is accounted for using the equity method. Under the equity method, the investment in a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Company's share of net assets of the joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is not tested for impairment individually.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

The consolidated statements of comprehensive income (loss) reflects the Company's share of the results of operations of the joint venture.  Any change in other comprehensive income (loss) of those investees is presented as part of the Company's other comprehensive income (loss).  In addition, when there has been a change recognised directly in the equity of the joint venture, the Company recognises its share of any changes, when applicable, in the statements of changes in equity.  Unrealized gains and losses resulting from transactions between the Company and the joint venture are eliminated to the extent of the interest in the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

Mineral exploration, evaluation and development expenditures

All direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. The Company assesses the carrying costs for impairment when indicators of impairment exist. All other exploration and evaluation expenditures are charged to operations until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and evaluation costs and the costs incurred to develop a property are capitalized into mineral properties. On the commencement of production, depletion of each mineral property will be provided on a units-of-production basis using estimated reserves as the depletion base.

Mineral property option agreements

When the Company acts as the farmee in a farm-in mineral property option agreement, the direct costs to enter into the agreement are capitalized to exploration and evaluation assets. All exploration and evaluation expenditures incurred by the Company in fulfilling the terms of the agreement are expensed as incurred, until such time as the option is exercised or lapses.

When the Company acts as the farmor in an agreement, it does not record any expenditures made by the farmee. It does not recognize any gain or loss on its exploration and evaluation farm out mineral property option agreements, and instead records any proceeds received as a credit to the amounts previously capitalized as mineral property acquisition costs. Any amounts received in excess of amounts capitalized are taken as a gain to the consolidated statement of comprehensive income (loss).

Income taxes

Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

●

where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●

in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

●

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●

in respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of comprehensive income (loss).

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Financial instruments

Financial instruments are recognized on the consolidated statements of financial position on the trade date, being the date on which the Company becomes a party to the contractual provisions of the financial instrument. At initial recognition, the Company classifies its financial instruments as one the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income ("FVTOCI"), or at amortized cost according to the financial instruments' contractual cash flow characteristics and the business models under which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company's intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. Financial assets are measured at FVTOCI if they are held for the collection of contractual cash flows and for selling the financial assets, where the assets' cash flows represent solely payments of principal and interest. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in OCI. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to the statement of income (loss). Investments in equity securities are held for strategic purposes and not held for trading. The Company has made an irrevocable election at initial recognition to classify these investments as FVTOCI, with all subsequent changes in value being recognized in OCI. Cumulative gains and losses in equity securities are not subsequently reclassified to profit or loss.

Financial assets are measured at FVTPL if they do not qualify as financial assets at amortized cost or FVTOCI. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in the statement of loss. Financial liabilities are measured at amortised cost unless they are required to be measured at FVTPL.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

The Company's financial instruments consist of cash and cash equivalents, short-term investments, reclamation deposits, investment in Gold Royalty Corp. ("GRC"), accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, margin loan payable and government loan payable. All financial instruments are initially recorded at fair value and classified as follows:

●

Cash and cash equivalents and reclamation deposits are classified as financial assets at amortized cost. Accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, margin loan payable and government loan are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are subsequently measured using the effective interest method; and

●

Short-term investments and the investment in GRC are investments in equity securities and are classified as fair value through other comprehensive income ("FVTOCI"). Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income or loss. Realized gains or losses on the investment in GRC, classified as FVTOCI remain in OCI.

Impairment of financial assets

The Company assesses at the end of each reporting period whether a financial asset is impaired.

At each reporting date, the Company assesses the expected credit loss associated with its financial assets carried at amortized cost and debt instruments measured at FVTOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Changes in allowances for expected credit losses are recognized as impairment gains or losses on the statement of loss.

Derecognition of financial assets and financial liabilities

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date are determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm's length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

Impairment of non-financial assets

Exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. An impairment loss is charged to profit or loss.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-general units). As a result, some assets may be tested individually for impairment and some may be tested at a cash-generating unit level.

Impairment reviews for exploration and evaluation stage mineral properties are carried out on a property by property basis, with each property representing a single cash generating unit. An impairment review is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

●	The right to explore the area has expired or will expire in the near future with no expectation of renewal;
●	Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;
●	No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and
●	Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance cost.

Rehabilitation provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property and equipment, when those obligations result from the acquisition, construction, development or normal operation of the asset. Rehabilitation provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate reflecting the time value of money and risks specific to the liability. Upon initial recognition of the liability, the present value of the estimated cost is capitalized by increasing the carrying amount of the related assets. Over time, the discounted liability is increased based on the unwind of the discount rate. The periodic unwinding of the discount is recognized in profit or loss as a finance cost. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognising an adjustment to the rehabilitation liability and a corresponding adjustment to the asset to which it relates.

Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit with banks and highly liquid short-term interest-bearing investments with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Net income (loss) per share

Basic net income (loss) per share includes no potential dilution and is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period.

Diluted income per share is computed in a manner similar to basic net income (loss) per share except that the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of share options and warrants, if dilutive.

Property and equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. Property and equipment are depreciated over an estimated useful life as follows:

Buildings and Camp Structures	5 to 20 years
Exploration equipment	5 years
Vehicles	5 years
Furniture and fixtures	5 years
Computer equipment	3 years
Computer software	1 year

When an item of property and equipment has different useful lives, the components are accounted for as separate items of property and equipment. Expenditures incurred to replace a component of an item of property and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in the consolidated statement of comprehensive loss as incurred.

Share-based payments

Restricted share rights

The Company grants restricted share rights (the "RSRs") to certain directors, officers, employees and consultants to receive shares of the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares.

The fair value of RSRs granted is recognized as an expense over the vesting period with a corresponding increase in equity. The fair value is measured at grant date and recognized over the period during which the RSRs vest.

The vesting of RSRs and issuance of common shares in the Company is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

Share options

The Company grants share options to certain directors, officers, employees, and consultants of the Company. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of share-based awards.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes, provides services that could be provided by a direct employee, or has authority and responsibility for planning, directing and controlling the activities of the Company, including non-executive directors. For employees, the fair value is measured at grant date and recognized over the period during which the options vest.

For consultants, the fair value of the award is recorded in profit or loss over the term of the service provided, and the fair value of the unvested amounts are revalued at each reporting period over the service period.

Consideration received on the exercise of share options is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make accounting policy judgments, make estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements is as follows:

Investment in Gold Royalty Corp.

In March 2021, the Company's former subsidiary, GRC completed its initial public offering (the "IPO"). Inclusive of the partial exercise of an overallotment option, GRC issued 18,000,000 units (the "Units") at a price of US$5.00 per Unit and separately issued 721,347 common shares and 1,350,000 warrants for aggregate gross proceeds of $117.3 million (US$94.5 million). Each Unit consisted of one common share and one half of one common share purchase warrant. Following the completion of the IPO, the Company's ownership in GRC decreased from 87.6% to 48.1%.

GRC's board of directors appoints officers and management of GRC and approves its operating, investing and financing decisions. Prior to the completion of the IPO, significant decisions related to GRC's activities required approval by both GRC and the Company's boards of directors.  Subsequent to the completion of the IPO, the Company continued to have two directors on GRC's board of directors, however, a majority of GRC directors were independent of the Company.  Significant operational, investing and financing decisions by GRC no longer require approval of the Company.  With reduced board representation and ownership percentage, and a substantially separate management team in place for GRC, the Company determined that it had significant influence, rather than control, over GRC.  The Company reported the results of GRC as an associate using the equity method effective March 11, 2021 (Note 4).

On August 23, 2021 GRC completed the acquisition of Ely Gold Royalties Inc. ("Ely Gold") by issuing 30,902,176 GRC common shares and paying $84.0 million in cash. Following GRC's acquisition of Ely Gold, the Company's ownership in GRC decreased from 48.1% to 27.6%. Post ownership dilution, two of the Company's directors remained members of GRC's board of seven directors. The Company continued to have the ability to exercise significant influence over GRC following the acquisition of Ely Gold.

On November 5, 2021, GRC completed the acquisition of Abitibi Royalties Inc. ("Abitibi") and Golden Valley Mines and Royalties Ltd. ("Golden Valley") by issuing 31,625,931 GRC common shares and 29,478,269 GRC common shares, respectively to the shareholders of Abitibi and Golden Valley. Following GRC's acquisition of Abitibi and Golden Valley, the Company's ownership in GRC further decreased from 27.6% to 14.9% and GRC added an additional board member who is unrelated to the Company. Post closing, two of the Company's directors remained members of GRC's board of eight directors; however, one of the two has announced a decision not to seek reappointment further diluting the Company's influence over GRC's board. The Company does not have an investor agreement and has no specific right to appoint directors of GRC other than in its capacity as a shareholder. Additionally, following the Abitibi and Golden Valley acquisition GRC has two other significant (greater than 5%) shareholders, further reducing the Company's influence.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

As the Company's ownership of GRC fell below 20% following the acquisition of Abitibi and Golden Valley, there is a presumption that the Company does not have significant influence. The Company considered all factors presented, including representation on the investee's board of directors, participation in policy making processes, material transactions between the entity and the investee, interchange of managerial personnel and provision of essential technical information. Based on the analysis performed, the Company concluded it no longer had significant influence over GRC and has accounted for its ownership in the common shares of GRC as an investment in GRC initially recognized at fair value and subsequently measured at FVTOCI effective November 5, 2021 (Note 4).

Existence of impairment indicators for exploration and evaluation assets

In accordance with the Company's accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date. As at November 30, 2021 the Company has concluded no impairment indicators exist for any of its exploration and evaluation assets.

3.2         Adoption of new accounting standards

The accounting policies disclosed in the notes to the consolidated financial statements of the Company for the year ended November 30, 2021 have been applied consistently to all periods presented in these consolidated financial statements, except as outlined below.

Business combinations

In October 2019, the IASB issued amendments to the definition of a business in IFRS 3 – Business Combinations ("IFRS 3"). The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. Additional guidance is provided that helps to determine whether a substantive process has been acquired. The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets. The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020. Effective December 1, 2020, the Company prospectively adopted the new IFRS 3 accounting standard which did not have an impact on the consolidated financial statements for the year ended November 30, 2021.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

Investments in associates

Investments over which the Company exercises significant influence but which it does not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Company's proportionate share of the profit (loss), other comprehensive income (loss) and any other changes in the associate's or joint venture's net assets, such as further investment. Adjustments are made to align any inconsistencies between the Company's accounting policies and its associate's policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate. The equity method requires shares of losses to be recognized only until the carrying amount of an interest in an associate is nil. Any further losses are not recognized unless the entity has a legal or constructive obligation in respect of the liabilities associated with those losses.

At each statement of financial position date, the Company considers whether there is objective evidence of impairment of its investments in associates. If there is such evidence, the Company determines the amount of impairment to record, if any, in relation to the associate.

Where the Company loses control of an entity and it is reclassified as an associate the Company will remeasure the value of its retained investment at fair market value. A gain or loss will be recognized for the difference between the net amount of the change in interest and the fair value of a retained interest or any consideration received or paid. As of the date of loss of control the Company will cease to consolidate the results of the entity and report its results as an associate using the equity method of accounting.

4.	Investment in GRC

Following the Company's loss of control over GRC, the Company remeasured the value of its retained investment at fair value and recognized a gain of $118,200,828. The Company initially measured its 20 million share interest in GRC at $5.92 (US$4.72) per share, based on the closing price of GRC common shares on March 11, 2021 (the "IPO Closing Date").

Gain on remeasurement of GRC shares

($)
Fair value of investment in GRC	118,311,520
GRC net asset value - March 11, 2021	110,692
Gain on loss of control over GRC	118,200,828

The changes in the investment in GRC, when accounted for as an investment in associate from March 11, 2021 to November 5, 2021 are as follows:

During the year ended November 30, 2021, the Company recorded a net gain on ownership dilution of $5,169,003, which was recorded within share of loss in associate in the consolidated statements of comprehensive income (loss). The net gain on ownership dilution was recognized upon the Company remeasuring its share of GRC's net assets following the acquisitions of Ely Gold, Abitibi and Golden Valley by GRC.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

($)
Investment in GRC - March 11, 2021	118,311,520
Share of loss in GRC	(8,099,526)
Share of OCI in GRC	(857,238)
Gain on ownership interest dilution	5,169,003
Derecognition of investment in associate - November 5, 2021	(114,523,759)
Balance at end of year	-

On November 5, 2021, the Company ceased to exercise significant influence over GRC and the $114,523,759 investment in associate was derecognized. As a result of the discontinuation of equity accounting, the Company remeasured the value of its retained investment at a fair value of $120,832,900 and recognized a gain of $5,451,903 as a result of the remeasurement of the GRC shares of $6,309,141 and the reclassification of $857,238 from other comprehensive income to profit and loss. After the November 5, 2021 remeasurement of the investment in GRC at fair value, it is subsequently being measured at FVTOCI.

The gains on remeasurement of investment in GRC for the year ended November 30, 2021 consist of the following:

($)
Gain on loss of control over GRC	118,200,828
Gain on loss of significant influence over GRC	6,309,141
Foreign currency adjustment reclassified to net income	(857,238)
Gains on remeasurement of investment in GRC	123,652,731

The changes in investment in GRC, when accounted for at FVTOCI from November 5, 2021 to November 30, 2021 are as follows:

November 30,
2021
($)
Balance at November 30, 2020	-
Initial recognition of investment in GRC	120,832,900
Unrealized gain - November 5, 2021 to November 30, 2021	9,257,320
Balance at end of year	130,090,220

Investment in GRC is recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. During the year ended November 30, 2021, the Company recorded an unrealized gain of $9,257,320 in other comprehensive income relating to the investment in GRC. The GRC shares are pledged as security for the margin loan (Note 9).

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

5.	Land, Property and Equipment

	Land ($)	Buildings and Camp Structures ($)	Office Equipment ($)	Right-of- Use Assets (Office and) warehouse space) ($)	Exploration Equipment ($)	Vehicles ($)	Total ($)
Cost
Balance at November 30, 2019	1,007,981	1,176,058	117,254	-	306,882	365,478	2,973,653
Initial recognition of IFRS 16	-	-	-	65,794	-	-	65,794
Additions	42,715	-	36,397	132,992	-	-	212,104
Disposal of equipment	-	-	(1,388)	-	(61,577)	-	(62,965)
Change in reclamation estimate	-	4,543	-	-	-	-	4,543
Impact of foreign currency translation	(22,795)	(25,488)	(14,705)	(1,579)	(13,331)	(11,543)	(89,441)
Balance at November 30, 2020	1,027,901	1,155,113	137,558	197,207	231,974	353,935	3,103,688
Additions	-	-	7,787	149,053	-	-	156,840
Change in reclamation estimate	-	55,303	-	-	-	-	55,303
Deconsolidation of GRC	-	-	(2,174)	-	-	-	(2,174)
Impact of foreign currency translation	(17,552)	(17,384)	(3,263)	1,756	(5,272)	(6,755)	(48,470)
Balance at November 30, 2021	1,010,349	1,193,032	139,908	348,016	226,702	347,180	3,265,187

Accumulated Depreciation
Balance at November 30, 2019	-	437,559	113,755	-	277,072	326,784	1,155,170
Disposal of equipment	-	-	(1,388)	-	(61,577)	-	(62,965)
Depreciation	-	96,473	8,827	102,203	28,508	39,152	275,163
Impact of foreign currency translation	-	(12,675)	(14,387)	(1,639)	(13,628)	(12,001)	(54,330)
Balance at November 30, 2020	-	521,357	106,807	100,564	230,375	353,935	1,313,038
Depreciation	-	61,635	13,737	109,223	1,028	-	185,623
Deconsolidation of GRC	-	-	(369)	-	-	-	(369)
Impact of foreign currency translation	-	(7,707)	(3,416)	454	(5,225)	(6,755)	(22,649)
Balance at November 30, 2021	-	575,285	116,759	210,241	226,178	347,180	1,475,643

Net Book Value
At November 30, 2020	1,027,901	633,756	30,751	96,643	1,599	-	1,790,650
At November 30, 2021	1,010,349	617,747	23,149	137,775	524	-	1,789,544

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

6.	Exploration and Evaluation Assets

	For the year
	ended November 30,
	2021	2020
	($)	($)

Balance at the beginning of year	55,885,728	57,650,312
Mineral rights and property acquired	-	2,673,343
Mineral property option payment	48,510	51,927
Write-off of exploration and evaluation assets	-	(10,091)
	55,934,238	60,365,491
Change in reclamation estimate	28,025	(11,579)
Foreign currency translation adjustments	(1,486,978)	(4,468,184)
Balance at the end of year	54,475,285	55,885,728

Sale of Royalty Interests to GRC

On November 27, 2020, the Company entered into a royalty purchase agreement with GRC, the Company's former subsidiary, pursuant to which the Company caused certain of its subsidiaries to create and grant to GRC net smelter return ("NSR") royalties ranging from 0.5% to 2.0% on 17 gold and gold-copper properties and to assign and transfer to GRC certain buyback rights held by its subsidiaries under existing royalty agreements with third parties. The purchase consideration was satisfied by the issuance of 15,000,000 common shares of GRC to the Company.

The following is a summary of the royalties and other interests GRC acquired from the Company:

Royalties

● a 1.0% NSR on the Whistler Project, located in Alaska, USA, including each of the Whistler, Raintree West and Island Mountain properties;

● a 1.0% NSR on the Yellowknife Project, located in the Northwest Territories, Canada, including each of the Nicholas Lake, Ormsby-Bruce, Goodwin Lake, Clan Lake and Big Sky properties;

● a 2.0% NSR on the Titiribi Project, located Colombia;

● a 2.0% NSR on the La Mina Project, located in Colombia;

● a 1.0% NSR on the São Jorge Project, located in Brazil;

● a 1.0% NSR on the Batistão Project, located in Brazil;

● a 0.5% NSR on the Almaden Project, located in Idaho, USA;

● a 1.0% NSR on the Cachoeira Project, located in Brazil;

● a 1.0% NSR on the Crucero Project, located in Peru;

● a 1.0% NSR on the Surubim Project, located in Brazil; and

● a 1.0% NSR on the Yarumalito Project, located in Colombia.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

Buyback Rights

● the right to acquire a 2.0% NSR on the Batistão Project for US$1,000,000;

● the right to acquire a 0.5% NSR on the Surubim area of the Surubim Project for US$1,000,000, which royalty is payable after production at the project has exceeded two million ounces of gold;

● the right to acquire a 1.5% NSR on the Surubim area of the Surubim Project for US$1,000,000;

● the right to acquire a 0.65% NSR on the Rio Novo area of the Surubim Project for US$1,500,000;

● the right to acquire a 0.75% NSR on the Whistler Project (including an area of interest) for US$5,000,000;

● the right to acquire a 1.0% NSR on the Yarumalito Project for $1,000,000;

● the right to acquire a 1.0% NSR on the Goodwin Lake property at the Yellowknife Project for $1,000,000;

● the right to acquire a 1.0% NSR on certain portions of the Big Sky property at the Yellowknife Project for $500,000; and

● the right to acquire a 0.25% NSR on the Narrow Lake property at the Yellowknife Project for $250,000, in cash or common shares of GoldMining at any time until the fifth anniversary of commercial production.

As the Company controlled GRC at the time of the initial royalty transfer, the transfer of the royalty interests was a transaction between the Company and its then subsidiary and the effects of these transactions were eliminated on consolidation.

Exploration and evaluation assets on a project basis are as follows:

	November 30,	November 30,
	2021	2020
	($)	($)
La Mina	13,650,091	13,887,224
Titiribi	11,459,581	11,658,660
Yellowknife	7,147,358	7,119,333
Crucero	6,723,268	6,840,067
Cachoeira	5,351,475	5,742,394
São Jorge	4,508,819	4,838,183
Surubim	1,748,595	1,826,865
Yarumalito	1,461,825	1,487,220
Almaden	1,102,483	1,121,635
Whistler	937,132	953,412
Batistão	202,560	217,357
Montes Áureos and Trinta	154,420	165,700
Rea	27,678	27,678
Total	54,475,285	55,885,728

Significant transactions related to the Company's exploration and evaluation assets during the years ended November 30, 2021 and 2020 are detailed below:

Cachoeira

On October 14, 2021 (the "Cachoeria Settlement Date"), the Company and BRI Mineração Ltda., a wholly-owned subsidiary of the Company entered into a settlement agreement with an existing third-party royalty holder respecting the settlement of a previously announced outstanding legal claim commenced by the royalty holder in March 2018 respecting claims for annual payments in lieu of royalties. Pursuant to the settlement agreement, the parties agreed to settle the outstanding claim for US$500,000, which amount was satisfied by BRI Mineração Ltda. by paying US$100,000 in cash and delivering 324,723 common shares of the Company on closing of the settlement agreement. The GoldMining Shares have been valued at $1.62 per share, the closing GoldMining Share price as traded on the Cachoeira Settlement Date.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

Settlement Consideration ($)
324,723 GoldMining Shares	526,051
Cash payment	123,693
Total	649,744

During the year ended November 30, 2021, the Company recorded a gain on settlement of litigation in the amount of $760,436, resulting from the settlement of liabilities related to the Cachoeira Project.

Additionally, the existing 1.33% net profits interest royalty held by the royalty holder was replaced by a 0.5% net smelter return royalty pursuant to a new royalty agreement between the parties. Such royalty does not include annual minimum royalty payments and will be subject to a right of BRI Mineração Ltda. to repurchase up to one-half of the royalty for US$250,000 payable in Brazilian Real equivalent for a period of seven years after the date of the royalty agreement.

Yarumalito

On December 2, 2019 (the "Yarumalito Closing Date"), the Company acquired a 100% interest in the Yarumalito Gold Project (the "Yarumalito Project") located in Antioquia, Colombia. The acquisition was completed pursuant to an asset purchase agreement (the "Yarumalito Agreement") between the Company and Newrange Gold Corp. ("Newrange").

Pursuant to the Yarumalito Agreement, the Company issued 1,118,359 GoldMining Shares, which were subject to customary escrow terms and were released as follows:

●	559,180 GoldMining Shares released on the Yarumalito closing date.
●

559,179 GoldMining Shares released on the date that the assignment of the Mineral Rights was approved by the relevant Colombian Governmental Authority, registered with the National Mining Registry in a form satisfactory to the Company. The assignment of Mineral Rights was completed during the year ended November 30, 2021 by way of the concession contract being transferred to the Company’s wholly owned subsidiary.

The tables below present the purchase cost and the allocation of the purchase price with respect to the valuation of individual asset groups. For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired, based on management's best estimates and all available information at the time of the acquisition of the Yarumalito Project. The GoldMining Shares have been valued at $1.14 per share, the closing GoldMining Share price as traded on the Yarumalito Closing Date.

Purchase Price Consideration ($)
1,118,359 GoldMining Shares	1,274,929
Cash payment	200,000
Transaction costs:
Cash payment	88,867
Total	1,563,796

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

Purchase Price Allocation ($)
Land	42,715
Exploration and evaluation assets	1,521,081
Net assets acquired	1,563,796

The Yarumalito Project is comprised of one concession contract and is covered by a 1% net smelter return royalty granted to Newrange.

Almaden

On March 2, 2020 (the "Almaden Closing Date"), the Company acquired a 100% interest in the Almaden Gold Project (the "Almaden Project") located in west-central Idaho. The acquisition was completed pursuant to an asset purchase agreement (the "Almaden Agreement") between the Company and Sailfish Royalty Corp. ("Sailfish").

Pursuant to the Almaden Agreement, the Company issued 337,619 GoldMining Shares to Sailfish, which were subject to customary escrow terms and released on the Almaden Closing Date. Unless permitted under securities legislation, the GoldMining Shares could not be traded before July 3, 2020.

The tables below present the purchase cost and the allocation of the purchase price with respect to the valuation of individual asset groups. For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired, based on management's best estimates and all available information at the time of the acquisition of the Almaden Project. The GoldMining Shares were valued at $1.44 per share, the closing GoldMining Share price as traded on the Almaden Closing Date.

Purchase Price Consideration ($)
337,619 GoldMining Shares	486,171
Cash payment	575,000
Transaction costs:
Cash payment	91,091
Total	1,152,262

Purchase Price Allocation ($)
Exploration and evaluation assets	1,152,262
Net assets acquired	1,152,262

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

Exploration Expenditures

Exploration expenditures on a project basis for the periods indicated are as follows:

			For the period from
	For the year ended		incorporation,
	November 30,		September 9, 2009, to
	2021	2020	November 30, 2021
	($)	($)	($)
Whistler	704,915	485,573	2,886,041
La Mina	385,593	153,404	1,224,806
Titiribi	336,792	130,287	1,144,741
Yellowknife	279,499	227,127	1,835,808
Crucero	269,574	287,210	6,740,518
São Jorge	150,736	109,162	1,146,158
Almaden	137,200	45,032	312,386
Cachoeira	114,290	145,118	259,408
Yarumalito	31,140	82,989	114,129
Montes Áureos and Trinta	3,258	-	269,188
Rea	-	1,668	1,819,966
Surubim	-	-	209,772
Batistão	-	-	30,902
Other Exploration Expenses	-	1,642	1,566,198
Total	2,412,997	1,669,212	19,560,021

7.	Cash and Cash Equivalents

	November 30,	November 30,
	2021	2020
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	2,181,908	5,543,089
Guaranteed Investment Certificates	9,476,400	3,650,000
Total	11,658,308	9,193,089

8.	Accounts Payable and Accrued Liabilities

	November 30,	November 30,
	2021	2020
	($)	($)
Trade payables(1)	658,097	923,197
Accrued liabilities	260,722	1,540,229
Payroll and tax withholding	73,094	110,511
Total	991,913	2,573,937

(1)	Trade payables at November 30, 2021 include $53,339 due to certain key management personnel for expenses incurred on behalf of the Company ( November 30, 2020 – $314,123).

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

9.	Margin loan payable

On October 28, 2021, the Company received a margin loan facility for a maximum amount of $24.7 million (US$20 million) (the "Facility") from the Bank of Montreal ("BMO"). The amount of the unutilized portion of the Facility may not exceed US$10,000,000 at any time (the "Unutilized Portion"). The margin loan is subject to an interest rate of 3-month USD LIBOR plus 5.65% per annum and the unutilized portion of the Facility is subject to a standby fee of 3.00% per annum. In addition, the Company agreed to pay a one-time facility fee equal to 1.50% of the Facility.

The Facility is secured by a pledge of the 20,000,000 shares of GRC held by the Company. The Facility matures on the earlier of: (i) October 28, 2022 ("Original Maturity Date"); or (ii) the early payment date on which the outstanding loan amount is fully and finally paid and is subject to customary margin requirements, with margin calls being triggered in the event, among other things, that the loan-to-value ratio is at or above 27.95%. The Company may voluntarily repay the outstanding amount during the term of the Facility, provided that an early payment fee is made equal to the amount that would have been accrued on US$10,000,000 from the early payment date to the Original Maturity Date. The amounts that are voluntarily repaid may be reborrowed by the Company up to the maximum amount of the Facility. The Facility, subject to BMO approval, has a 1 year extension option with an additional fee payable on the Original Maturity Date equal to 1.5% of the Facility. BMO has the option to set the early repayment date when the closing price of GRC's shares is equal to or less than US$2.56.

The following outlines the movement of the margin loan during the year ended November 30, 2021:

	US$	$
Initial draw-down	10,000,000	12,388,000
Less: transaction costs and fees	(340,962)	(422,384)
Interest expense	108,274	136,003
Unrealized foreign exchange loss	-	380,029
Balance at the end of year	9,767,312	12,481,648

10.	Rehabilitation Provisions

The Whistler Project's exploration activities are subject to the State of Alaska's laws and regulations governing the protection of the environment. The Whistler Project rehabilitation provision is valued under the following assumptions:

	November 30,	November 30,
	2021	2020
Undiscounted amount of estimated cash flows (US$)	235,000	235,000
Life expectancy (years)	4	5
Inflation rate	6.90%	1.20%
Discount rate	0.81%	0.36%

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

In July 2017, the Company acquired the Yellowknife Project and assumed a provision for reclamation of $489,818 related to the restoration of the camp sites. The Yellowknife Project rehabilitation provision is expected to be settled in October 2023 and is valued under the following assumptions:

	November 30,	November 30,
	2021	2020
Undiscounted amount of estimated cash flows (CAD$)	490,000	490,000
Life expectancy (years)	2	3
Inflation rate	4.90%	0.80%
Discount rate	0.98%	0.29%

The following table summarizes the movements in the rehabilitation provisions:

	November 30,	November 30,
	2021	2020
	($)	($)
Balance at the beginning of year	815,828	816,694
Accretion	3,735	13,190
Change in estimate	83,328	(7,036)
Foreign currency translation adjustments	(3,062)	(7,020)
Total	899,829	815,828

11.	Share Capital

11.1         Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

11.2         Reserves

	Restricted Shares ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2019	8,568	5,588,047	4,343,351	9,939,966
Options exercised	-	(2,388,416)	-	(2,388,416)
Restricted share rights vested	(270,815)	-	-	(270,815)
Warrants exercised	-	-	(802,566)	(802,566)
Share-based compensation	288,552	2,335,974	-	2,624,526
Balance at November 30, 2020	26,305	5,535,605	3,540,785	9,102,695
Options exercised	-	(751,727)	-	(751,727)
Restricted share rights vested	(105,190)	-	-	(105,190)
Share-based compensation	116,284	1,744,490	-	1,860,774
Balance at November 30, 2021	37,399	6,528,368	3,540,785	10,106,552

11.3         Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 30, 2012, October 11, 2013, October 18, 2016 and  April 5, 2019.  Pursuant to the terms of the Option Plan, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive incentive share options ("Option(s)") to acquire such numbers of GoldMining Shares as the Board may determine, each Option so granted being for a term specified by the Board up to a maximum of five years from the date of grant.  The Options vest in accordance with the vesting schedule during the optionee's continual service with the Company. The maximum number of GoldMining Shares reserved for issuance for Options granted under the Option Plan at any time is 10% of the issued and outstanding GoldMining Shares in the capital of the Company.  The Option Plan, as amended and restated, was affirmed, ratified and approved by the Company's shareholders in accordance with its terms at the Annual General Meeting held on May 25, 2019.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

The following outlines movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2019	12,463,000	1.15
Granted	2,695,000	2.48
Exercised(1)	(4,359,750)	1.07
Expired/Forfeited	(66,250)	0.80
Balance at November 30, 2020	10,732,000	1.51
Granted	3,015,000	1.84
Exercised(2)	(1,197,850)	1.00
Expired	(105,000)	2.50
Balance at November 30, 2021	12,444,150	1.63

(1)

During the year ended November 30, 2020, the Company issued 4,342,064 common shares at weighted average trading prices of $2.33. The common shares were issued pursuant to the exercise of 4,359,750 share options, of which 17,314 common shares were issued pursuant to the exercise of 35,000 options on a net exercise basis.

(2)

During the year ended November 30, 2021, the Company issued 1,154,918 common shares at weighted average trading prices of $2.02. The common shares were issued pursuant to the exercise of 1,197,850 share options, of which 37,068 common shares were issued pursuant to the exercise of 80,000 share options on a net exercise basis.

(3)

On May 30, 2017, the Company acquired a 100% interest in the La Mina Gold Project (the "La Mina Project") as a result of its acquisition of Bellhaven Copper and Gold Inc. ("Bellhaven"), pursuant to a plan of arrangement under an arrangement agreement (the "Arrangement") dated April 11, 2017, between GoldMining and Bellhaven. In addition to the stock option grants presented in the above table, effective May 30, 2017, as a result of the acquisition of Bellhaven, certain Bellhaven options were exercisable into GoldMining Shares based on the exchange ratio of 0.25 GoldMining Share for each Bellhaven option. During the year ended November 30, 2021, the remaining 106,952 Bellhaven Options were exercised and converted into 26,738 GoldMining shares at $1.00 per GoldMining Share at a weighted average trading price of $2.09.

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	November 30, 2021	November 30, 2020
Risk-free interest rate	1.03%	0.35%
Expected life (years)	2.74	2.43
Expected volatility	59.80%	59.25%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	3.82%	2.45%

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

A summary of Options outstanding and exercisable at November 30, 2021, are as follows:

			Options Outstanding			Options Exercisable
Exercise Prices			Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$0.78	-	$0.84	1,787,500	0.78	1.99	1,787,500	0.78	1.99
$0.85	-	$1.05	2,224,500	1.05	2.71	2,224,500	1.05	2.71
$1.06	-	$1.72	3,455,000	1.59	0.88	3,380,000	1.59	0.79
$1.73	-	$1.84	2,745,000	1.83	4.81	746,250	1.82	4.45
$1.85	-	$3.38	2,232,150	2.74	3.59	1,640,900	2.76	3.62
			12,444,150	1.63	2.72	9,779,150	1.53	2.20

The fair value of the Options recognized as share-based compensation expense during the year ended November 30, 2021, was $1,744,490 ($2,335,974 for 2020), using the Black-Scholes option pricing model.

11.4         Restricted Share Rights

The Company's restricted share plan (the "RSP") was approved by the Board of Directors of the Company (the "Board") on November 27, 2018. Pursuant to the terms of the RSP, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive restricted share rights ("RSR(s)") to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The RSP was approved by the Company's shareholders in accordance with its term at the Company's annual general meeting held on May 25, 2019.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of new common shares from treasury.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

The following outlines the movements of the Company's RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2019	207,488	1.05
Granted	67,750	2.88
Vested	(226,198)	1.20
Balance at November 30, 2020	49,040	2.88
Granted	50,000	1.83
Vested	(36,540)	2.88
Balance at November 30, 2021	62,500	2.04

The fair value of the RSRs recognized as share-based compensation expense during the year ended November 30, 2021, was $116,284 ($288,552 for 2020).

11.5         Income (loss) per share

For the year ended November 30, 2020, basic and diluted loss per share were the same, as the Company's outstanding stock options were not included in the calculation of diluted loss per share as they were anti-dilutive.

For the years ended November 30, 2021 and 2020, diluted income (loss) per share was calculated as follows:

	Year ended November 30, 2021			Year ended November 30, 2020
	Income for	Weighted	Income	Loss for	Weighted	Loss
	the period	average shares	per share	the year	average shares	per share
	($)	outstanding	($)	($)	outstanding	($)
Basic income (loss) per share	100,355,240	149,407,112	0.67	(11,087,643)	146,046,711	(0.08)
Effect of dilutive securities:
Stock options	-	3,102,078	-	-	-	-
Diluted income (loss) per share	100,355,240	152,509,190	0.66	(11,087,643)	146,046,711	(0.08)

12.	Non-Controlling Interests

Following the initial formation of GRC as a wholly owned subsidiary on June 23, 2020, the Company consolidated the results of GRC. Following the GRC IPO on March 11, 2021, the Company deconsolidated GRC and began to account for its interest in GRC as an investment in associate (Note 4). As a result of the deconsolidation, the non-controlling interest ("NCI") in GRC was derecognized. The changes to the NCI for the years ended November 30, 2021 and 2020, are as follows:

During the year ended November 30, 2020, the Company's then subsidiary, GRC received share subscription receipts of $3,584,717 (US$2,741,250) for the subscription of 1,275,000 common shares from third parties. As the Company did not participate in the private placement, the NCI in GRC increased from nil to 5.99%, resulting in the recognition of a dilution gain of $2,380,303 and an NCI in the Company's statements of financial position of $1,204,414 as at November 30, 2020.

On December 4, 2020, GRC received share subscription receipts of $137,428 (US$107,500) for the subscription of 50,000 common shares. As the Company did not participate in the private placement, the NCI in GRC increased from 5.99 to 6.21%, resulting in the recognition of a dilution gain of $84,592 and an increase of $52,836 to the NCI in the Company's statements of financial position. On December 4, 2020, GRC completed the related private placement of 1,325,000 common shares to third parties for aggregate gross proceeds of $3,722,145 (US$2,848,750).

On March 11, 2021, certain performance conditions were met with respect to 500,000 GRC Restricted Shares (Note 12.3), and the NCI in GRC increased from 6.21% to 8.36%, resulting in the recognition of a dilution loss of $402,112 and an increase of $402,112 to the NCI in the Company's statements of financial position.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

12.2         GRC Equity Incentive Plan

On October 19, 2020, GRC's equity incentive plan (the "Equity Incentive Plan") was approved by GRC's board of directors and by the board of directors of GoldMining. The Equity Incentive Plan provided sole and complete authority to GRC's Board to grant share options (the "GRC Share Options"), incentive share options ("ISO"), Restricted Shares and restricted share units ("GRC RSUs") (collectively, the "Awards") of GRC to eligible participants. The maximum number of common shares that could be issued pursuant to the grant of the Awards was 2,000,000 common shares in the capital of GRC. The eligible participants of the Equity Incentive Plan ("Participants") are directors, senior officers, employees and consultants of: (a) GRC; or (b) an entity that controls or is controlled by GRC or a Related Entity.

GRC's Board could designate Participants eligible to receive GRC Share Options to acquire such numbers of common shares of GRC as GRC's Board may determine, each GRC Option so granted being for a term specified by GRC's Board up to a maximum of 10 years from the date of grant. Any GRC Share Options vest in accordance with the vesting schedule during the optionee's continual service with GRC. The Equity Incentive Plan provided for a "net exercise" feature that permits an optionee to elect to exercise a GRC Option or a portion thereof by surrendering such GRC Share Option or a portion thereof in consideration for GRC delivering common shares to the optionee but withholding the minimum number of common shares otherwise deliverable in respect of GRC Share Options that are needed to pay for the exercise price of such GRC Share Options.

GRC Share Options could be granted as ISOs only to individuals who are employees of GRC or its Related Entity and GRC Share Options shall not be granted as ISOs to non-employee directors or independent contractors. GRC's Board may designate Participants eligible to receive Restricted Shares and GRC RSUs to acquire such number of common shares of GRC as GRC's Board may determine, in accordance with the restricted periods, including the attainment of pre-established performance goals, objectives and periods, during the recipient's continual service with GRC. The Restricted Shares shall not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of during the restriction period.

12.3          GRC Restricted Shares

On October 19, 2020, as amended on January 10, 2021, GRC issued 1,500,000 restricted shares (the "Restricted Shares") to certain officers and directors of GRC and GoldMining. The Restricted Shares were subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such performance conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to GRC without the requirement of any further consideration. The performance conditions upon completion of an IPO, or other going-public transaction, are as follows:

(1)

with respect to one-third of the Restricted Shares awarded to the holder, if GRC's IPO or any liquidity event (being any liquidation, dissolution or winding-up of GRC or distribution of all or substantially all of GRC's assets among shareholders or a change of control transaction) occurs that values GRC at a minimum of US$50,000,000 (condition met);

(2)	with respect to one-third of the Restricted Shares awarded to the holder, if GRC receives US$1,000,000 of royalty payments under any of GRC's royalty interests prior to October 19, 2023; and

(3)

with respect to one-third of the Restricted Shares awarded to the holder, if the holder continues to be a director, officer or employee of GRC or an entity that is under common control with GRC (a "Related Entity") for a period of one year after the IPO is completed.

The fair value of the Restricted Shares was recognized as share-based compensation expense of the Company up to the date of the IPO at which point GRC was deconsolidated. Share-based compensation expense for the year ended November 30, 2021, includes $311,901 recognized for GRC Restricted Shares up to the date of loss of control (year ended November 30, 2020 - $nil).

12.4         GRC Share Options

GRC adopted a long-term incentive plan (the "LTIP") which provided that GRC’s Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units and share options to directors, officers, employees and consultants. The aggregate number of common shares issuable under the LTIP in respect of awards could not exceed 10% of the common shares issued and outstanding.

On March 7, 2021, the GRC granted 2,505,000 GRC Share Options at an exercise price of US$5.00 per share. The GRC Share Options were exercisable for a period of five years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter. The fair value of the share options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.32%, expected life of 3 years, expected dividend yield of 0%, estimated forfeiture rate of 0% and expected volatility of 37%. As there was no trading history of GRC's common shares prior to the date of grant, the expected volatility was based on the historical share price volatility of a group of comparable companies in the sector that GRC operates over a period similar to the expected life of the GRC Share Options. The Company recognized share-based compensation for the GRC options up to the date of the IPO at which point GRC was deconsolidated. During the year ended November 30, 2021, the Company recognized share-based compensation expense of $840,804 for GRC Share Options up to the date of loss of control (year ended November 30, 2020 - $nil).

13.	Capital Risk Management

The Company's objectives are to safeguard the Company's ability to continue as a going concern in order to support the Company's normal operating requirements, continue the development and exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets, or adjust the amount of cash and cash equivalents.

At November 30, 2021, the Company's capital structure consists of the equity of the Company (Note 11). The Company is not subject to any externally imposed capital requirements. In order to maximize ongoing development efforts, the Company does not pay dividends.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

14.	Financial Instruments

The Company's financial assets include cash and cash equivalents, short-term investment, reclamation deposits and the investment in GRC. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, margin loan payable and government loan. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, accounts payable and accrued liabilities, due to joint venture, due to related parties and government loan amounts approximate fair value due to their short terms to settlement.  The Company's margin loan payable is measured at amortized cost and classified as level 2 within the fair value hierarchy. The carrying value of the margin loan approximates its fair value as there have been no significant change in the underlying credit and market rate risks since its initial negotiation. The Company's short-term investment and investment in GRC are measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy.  The fair value of the short-term investment and investment in GRC are determined by obtaining the quoted market price of the short-term or investment in GRC and multiplying it by the quantity of shares held by the Company.  The determination of the fair value of lease liabilities is based on the discounted cash flow model using incremental borrowing rates ranging from 3.35% to 4.17%.

14.1         Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

14.2         Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at November 30,	As at November 30,
	2021	2020
	($)	($)
Assets
United States Dollar	138,692,454	3,534,664
Brazilian Real	17,610	12,085
Colombian Peso	183,151	40,162
Total	138,893,215	3,586,911

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $12,724,627.

The impact of a Canadian dollar change against United States Dollar on investment in GRC by 10% at November 30, 2021 would have an impact, net of tax, of approximately $11,252,804 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on the Company's other financial instruments based on balances at November 30, 2021 would have an impact of $392,163 on net income for the year ended November 30, 2021.

14.3         Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash, guaranteed investment certificates, lease liabilities and margin loan payable, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash and cash equivalents, lease liabilities and government loan payable are minimal. The Company's margin loan bears a floating interest rate and an increase (decrease) of 10 basis points in 3-month USD LIBOR would not have a significant impact on net income for the year ended November 30, 2021. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

14.4         Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents with large, reputable financial institutions.

14.5         Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at November 30, 2021, the Company has negative working capital (current assets less current liabilities) of $1,296,408.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and margin loan are expected to be realized or settled within a one-year period.

The Company has current cash and cash equivalent balances and ownership of liquid assets at its disposal.  The Company also owns 20 million shares of NYSE listed Gold Royalty Corp. (closing share price as of November 30, 2021 of US$5.09 reflects a value of US$101,800,000) (Note 4). On January 18, 2022, GRC announced a quarterly cash dividend of US$0.01 per common share to be paid quarterly starting on March 31, 2022 which would amount to quarterly dividend payments of US$200,000 to be received by the Company.  GoldMining believes that its cash on hand, its existing credit facility and ability to enter into future borrowings collateralized by the GRC shares after the maturity of the existing facility will enable the Company to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

14.6         Other price Risk

The Company is exposed to equity price risk as a result of holding an investment in GRC. The Company does not actively trade this investment. The equity prices of this investment is impacted by various underlying factors including commodity prices. Based on the Company's investment in GRC held as at November 30, 2021, a 10% change in the equity price of this investment would have an impact, net of tax, of approximately $11,252,804 on other comprehensive income for the year ended November 30, 2021.

15.	Income Tax

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of comprehensive income (loss) for the years ended November 30, 2021 and 2020 is as follows:

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

	For the year ended
	November 30, 2021 ($)	November 30, 2020 ($)
Net income (loss) for the year	109,195,551	(11,087,643)
Canadian statutory income tax rate	27.00%	26.99%
Expected tax expense (recovery)	29,482,799	(2,992,744)
Non-deductible permanent differences	1,985,943	1,584,821
Non-taxable gains on remeasurement of GRC	(16,297,498)	-
Income tax rate differences	2,636	8,541
Change in unrecognized deferred income tax assets	(6,729,078)	1,374,091
Other	566,565	25,291
Tax expense for the year	9,011,367	-

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are   attributable to the following:

	As at November 30, 2021 ($)	As at November 30, 2020 ($)
Non-capital loss carry-forward	1,397,187	26,294,813
Mineral properties	744,099	1,103,502
Fixed assets	2,155	254,545
Others	-	4,277
Unrecognized deferred tax assets	2,143,441	27,657,137

	As at November 30, 2021 ($)	As at November 30, 2020 ($)
Deferred tax assets (liabilities)
Investment in GRC	(17,547,236)	-
Non-capital losses carry-forward	7,498,696	-
Others	180,681	-
Net deferred tax liability	(9,867,859)	-

During the year ended November 30, 2021, the Company recognized a deferred income tax expense of $9,011,367, which was net of $6,780,491 deferred tax benefits related to the recognition of previously unrecognized deferred tax assets. The Company has recognized a deferred tax liability of $9,867,859 associated with the investment in GRC less recognized deferred tax assets. The deferred tax liability related to investment in GRC has been computed on the assumption the temporary difference will reverse as a capital gain.

Deferred tax assets that can not be offset against deferred tax liabilities resulting from the Company's investment in GRC have not been recognized in the consolidated financial statements, as management does not consider it more likely than not those assets will be realized in the near future.

The Company has non-capital losses which may be carried-forward to reduce taxable income in future years. As at November 30, 2021, the Company has non-capital losses of $29,170,000 ( November 30, 2020 - $26,295,000) in Canada which will expire between 2029 and 2041.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

16.	Related Party Transactions

16.1         Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●

During the year ended November 30, 2021, the Company incurred $21,000 (year ended November 30, 2020: $46,164) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. As at November 30, 2021, $nil was payable to such related party ( November 30, 2020: $3,675). The Company also granted Options to the related party and the fair value of the Options recognized as expense during the year ended November 30, 2021 was $23,398 (year ended November 30, 2020: $216,855), using the Black-Scholes option pricing model.

●

During the year ended November 30, 2021, the Company incurred $31,598 (year ended November 30, 2020: $80,538) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of its Chairman. As at November 30, 2021, $nil was payable to such related party ( November 30, 2020: $5,341).

Related party transactions are based on the amounts agreed to by the parties. During the year ended November 30, 2021, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

16.2         Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and including directors' fees, for the year ended November 30, 2021, comprised of:

	For the year ended
	November 30,
	2021	2020
	($)	($)
Management Fees	177,630	249,945
Director and Officer Fees	320,109	470,634
Share-based compensation	1,267,154	822,871
Total	1,764,893	1,543,450

As at November 30, 2021, $20,793 was payable to key management personnel for services provided to the Company ( November 30, 2020: $20,997). Compensation is comprised entirely of employment and similar forms of remuneration and directors' fees. Management includes the former Chief Executive Officer, who is also a director of the Company, the Chief Executive Officer and the Chief Financial Officer.

17.	Segmented Information

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

The Company's total non-current assets, total liabilities and operating income (loss) by geographical location are detailed below:

	Total non-current assets		Total liabilities
	As at November 30,	As at November 30,	As at November 30,	As at November 30,
	2021	2020	2021	2020
	($)	($)	($)	($)
Colombia	28,055,990	28,572,358	118,692	58,433
Brazil	12,965,266	13,864,012	72,704	1,339,770
Canada	137,820,266	7,799,955	23,748,802	2,181,764
Peru	6,724,336	6,842,240	-	-
United States	2,312,403	2,225,143	510,873	338,574
Total	187,878,261	59,303,708	24,451,071	3,918,541

	Total operating income (loss)
	For the year ended November 30,
	2021	2020
	($)	($)
Canada	111,548,326	(7,876,596)
Colombia	(1,060,728)	(846,597)
United States	(932,222)	(828,730)
Brazil	(679,030)	(1,234,389)
Peru	(183,397)	(87,001)
Total	108,692,949	(10,873,313)

18.	Commitments

Boa Vista Joint Venture Project

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of Boa Vista Gold Inc. ("BVG") , and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

Surubim Project

Jarbas Agreement

The Company is required to make the following remaining payments:

●	US$628,660 (payable in R$ equivalent) in December 2022.

If the Company's subsidiary fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

Altoro Agreement

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for an aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon ANM granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. Surface rights over a portion of the La Garrucha concession contract is subject to a surface rights lease agreement and an option agreement as outlined below:

Pursuant to a surface rights lease agreement dated July 6, 2016, and amended August 19, 2016, April 4, 2017, November 5, 2018, and July 10, 2020, the Company can lease the surface rights over a portion of the La Garrucha concession contract by making the following remaining payments:

●	US$25,000 in December 2021 (paid);
●	US$25,000 in June 2022; and
●	US$55,000 in December 2022.

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, and July 10, 2020, the Company can purchase the La Garrucha concession by making an optional payment of US$650,000 on December 7, 2022.

In addition to the La Garrucha agreements, Jarbas Agreement, Altoro Agreement and Boa Vista Mineral Rights Agreement as at November 30, 2021, the Company is renting or leasing various offices and storage spaces located in Brazil, Colombia and Peru that relate to lease agreements with terms of 12 months or less from the date of initial application or relate to low value assets.

Future rental payments are as follows:

Amount ($)
Due within 1 year			78,733
1	–	3 years	-
3	–	5 years	-
More than 5 years			-
Total			78,733(1)

(1)	Includes $3,023 related to low value assets and $75,710 related to short-term leases on the date of initial application.

The Company's commitments related to long-term leases at the date of initial application, that do not relate to low value assets, are disclosed as lease liabilities.

Goldmining Inc. Notes to Consolidated Financial Statements As at November 30, 2021 and 2020 (Expressed in Canadian dollars unless otherwise stated)

19.	Subsequent Events

On February 28, 2022, the Company announced that it has created a new subsidiary, U.S. GoldMining Inc., which will be focused on advancing the Company's Whistler Project, located in Alaska, USA. The Company's board of directors approved a strategy to have U.S. GoldMining operated as a separate public company through an initial public offering or similar transaction.